Severn Bancorp, Inc.

July 6, 2011

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:       Severn Bancorp, Inc.
Form 10-K for fiscal year ended December 31, 2010
Form 10-Q for fiscal quarter ended March 31, 2011
File No.  000-49731

Dear Mr. Webb:

We acknowledge receipt of the Staff’s comment letter dated June 23, 2011, with respect to the filings referenced above of Severn Bancorp, Inc.  Pursuant to our telephone conversation with the Staff, this letter will confirm that we are in the process of compiling certain information necessary to complete the response and that we expect to file the response by July 30, 2011, the Staff’s granted extension date.

If you have any questions or further comments regarding this matter, please contact me.

Thank you,

Thomas G. Bevivino
Chief Financial Officer
Severn Bancorp, Inc.
200 Westgate Circle
Suite 200
Annapolis, MD  21401
410.260.2000

200 Westgate circle, Suite 200     ●   Annapolis, Maryland  21401    ●   410.841.2000     ●  www.severnbank.com